1660 Lincoln Street
Suite 1900
Denver, CO 80264
303-830-1776

Facsimile 303-894-9239
www.pattonboggs.com

September 14, 2006	Alan L. Talesnick
303-894-6378
atalesnick@pattonboggs.com

BY EDGAR AND OVERNIGHT COURIER

Mr. David R. Humphrey

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Branded Media Corporation

Amendment No. 2 to Registration Statement on Form10-SB

Filed September 5, 2006

File No. 000-03574

Dear Mr. Humphrey:

On behalf of Branded Media Corporation (the “Corporation”), this letter provides the Corporation’s response to the Staff’s comments in its letter dated September 7, 2006 concerning the Corporation’s Amendment No. 2 to its Registration Statement on Form10-SB (the “Registration Statement”) filed with the Commission on September 5, 2006. We also are enclosing suggested blackline drafts of the ten pages that would change in Amendment No. 3 to the Registration Statement when it is filed. The responses below are numbered to correspond with the comments in the Staff’s letter. All information in these responses was provided to us by the Corporation.

1.	We note that you present gross billings, before netting commissions and revenue sharing. This disclosure represents a non-GAAP financial measure and, in light of the issuance of FR-65, it appears that your presentation is not appropriate. Also, FR-65 requires disclosure of the reasons why the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. We believe no substantive justification exists for aggregating revenues associated with your revenue sharing agreements. Please revise to discuss only the revenues reflected in your financial statements.

WASHINGTON DC  |  NORTHERN VIRGINIA  |  NEW JERSEY  |  NEWYORK  |  DALLAS  |  DENVER  |  ANCHORAGE   |  DOHA, QATAR

September 14, 2006

Response to Comment #1:

The Corporation recognizes the Staff’s comments and has revised the Registration Statement to discuss only the net revenues reflected in the financial statements.

2.	It appears that your deferred contract costs do not meet the definition of an asset under paragraph 26 of CON 6. As such, please provide us with the accounting literature you used to arrive at your methodology, or revise accordingly.

Response to Comment #2:

The Corporation recognizes the Staff’s comments and will revise the Registration Statement to remove the asset and liability associated with the deferred contract costs from the statement of financial position. The Corporation’s obligations under the contracts will be disclosed in the notes thereto. Any estimated losses will be recognized immediately in the period such losses are discovered.

3.	Please clarify your revenue recognition policy to identify the primary obligor and to consistently characterize your relationship with the Suppliers. In this regard, you currently refer to the Suppliers as your customers and also as your partners, Since you receive no revenues from the Suppliers, it would appear inappropriate to refer to them as customers.

Response to Comment #3:

The Corporation recognizes this comment and will revise the Registration Statement to address the Staff’s concerns. Please refer to the Company’s response to Comment #5 set forth below for a detailed analysis identifying the primary obligor, and characterizing the Company’s relationship with its Suppliers. For purposes of the Registration Statement, the Corporation should be considered the “Corporation,” advertising agencies and their clients are the “Customers,” the advertising display units in the airport club lounges are the “Products,” and the airline partners are the “Suppliers.”

4.	Revise the last sentence of the third paragraph to clarify that revenue sharing payments to the Suppliers are not reflected in cost of sales (i.e. direct costs) on the face of your statement of operations.

Response to Comment #4:

The Corporation recognizes this comment and will revise the Registration Statement to address the Staff’s concerns.

September 14, 2006

5.	Please confirm that you will continue to present revenue on a net basis under EITF 99-19 as it relates to your newly executed sales agreements with United Airlines and Delta Airlines on April 1, 2006 and May 8, 2006, respectively.

Response to Comment #5:

As we discussed with the Staff during our telephone conversation on September 12, 2006, the Corporation has determined that it is appropriate to present its revenue from the newly presented sales agreements with United Airlines (“United”) and Delta Airlines (“Delta”) on a gross revenue reporting basis. The Corporation made this determination after reviewing the indicators of gross revenue reporting set forth in Emerging Issues Task Force (EITF) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”), and concluding that because the Corporation satisfied all eight of the primary indicators of gross revenue reporting, this type of reporting is appropriate.

The Corporation’s qualification for gross revenue reporting for these two contracts is set forth below. As a guidepost for this EITF 99-19 analysis, the Corporation should be considered the “Corporation,” advertising agencies and their clients are the “Customers,” the advertising display units in the airport club lounges are the “Products,” and the airline partners are the “Suppliers.” The following analysis for gross revenue reporting indicators correspond exactly with the indicators set forth in paragraphs 7 through 14 under EITF 99-19.

Gross Revenue Reporting Indicator #1: The Corporation is the primary obligor in the arrangement.

The Corporation is directly responsible for providing its Customers with the Product and the advertising space, and it is the party that Customers will count on to ensure that they are satisfied with the Product. For example, because the Corporation is required to make the Products available to its Customers, and because it is required to confirm that the Products are satisfactory to its Customers, the Corporation is solely responsible for fulfillment, including the acceptability of the Product ordered. In addition, the Corporation represents during its marketing efforts and in its written sales representative agreements that the Corporation will fulfill the ordered Products, and that the Corporation will deliver the specifically desired Product to the Customers based on their distinct needs. Further, in the event a Customer is not satisfied with a Product, the Customer can ask the Corporation to modify the content and/or location of the Product, based on the Customer’s subjective opinion regarding the Product. Based on these delivery obligations, as well as the Corporation’s responsibility to respond and attend to the Customers’ needs, there is a strong indication that the Corporation has the risks and rewards of a principal in these transactions, and should therefore record revenue on a gross basis.

September 14, 2006

Gross Revenue Reporting Indicator #2: The Corporation has general inventory risk (before Customer’s order is placed or upon Customer’s return).

While the Corporation does not technically take legal title to the advertising display space in the airline club lounges (the “Clubs”), the Corporation’s contracts with the Suppliers provide the Corporation with the risks and rewards of a principal in each transaction with the Customer. For example, the contracts with the Suppliers provide that the Corporation is immediately obligated to bear the costs of a fixed monthly payment imposed for the use of advertising display space in the Clubs. Accordingly, the Corporation experiences general inventory risk, because each contract requires that the Corporation bear the costs of the fixed monthly payment, irrespective of whether (i) the Corporation installs a Product; (ii) the Corporation successfully solicits a Customer to advertise in a Product; or (iii) a Customer cancels a contract to advertise in a Product. This responsibility requires that the Corporation assume the financial obligations of the advertising space even before any Product is ordered by a Customer. The annual payments as of June 30, 2006 under the contracts with the Suppliers are as follows:

United:

2007	$437,583
2008	$575,250
2009	$708,000
2010	$708,000
2011	$531,000

Delta:

2007	$500,000
2008	$611,111
2009	$689,889
2010	$800,000
2011	$844,444
Thereafter	$2,122,222

In addition, the contracts the Corporation executes with each Customer requires the Corporation to compensate individual service providers for work performed in connection with the advertising space and the Product, regardless of whether the Customer accepts that work. For example, the Corporation must pay for all Installation Costs (defined below) associated with the construction or removal of a Product, including costs incurred in the maintenance of the advertising space, all of which the Corporation incurs regardless of whether a Customer ultimately accepts a Product, or terminates its contract with the Corporation based on its subjective determinations.

September 14, 2006

The Corporation buys the inventory of advertising space with the intent of reselling it to its Customers at a profit. The guaranteed payments due to its Suppliers, along with the exclusive nature of the Corporation’s rights to the advertising space, clearly indicate that the Corporation has the risks and rewards of a principal in these transactions.

Gross Revenue Reporting Indicator #3: The Corporation has latitude in establishing price.

The Corporation has reasonable latitude, within economic constraints, to establish the exchange price for the Products with its Customers. The price that the Corporation charges the Customers, which the Corporation determines in its sole and absolute discretion, is specifically contingent on the size, surface area and quality of the frame the Corporation uses for different Products. For example, the Corporation recently introduced a new frame size for its Products, and decided to raise the price of each Product to be commensurate with the increase in surface area and the quality of the frame for each advertisement. This “rate card” increase was determined in the Corporation’s sole discretion based on its reasonable interpretation of the market for its Product and the related economic constraints.

Gross Revenue Reporting Indicator #4: The Corporation changes the product and performs part of the service.

The Corporation physically changes the Products as necessary for the particular needs of each Customer, the environment of each Club and the lifespan of each Product. For example, using its market expertise regarding the space, décor and aesthetics of each particular Club, the Corporation selects a particular frame and location suitable for each Product. In the event a Customer is dissatisfied with the Corporation’s selection, it can request that the Corporation modify the Product or its location, and, if such modification is not acceptable to the Customer, then the Customer can terminate its contract with the Corporation.

In addition, the Corporation performs part of the service ordered by its Customers by installing appropriate frames on the walls of the Clubs, and by causing the advertisements to be inserted into the Products. This installation, in conjunction with the Corporation’s Customer-specific modifications to the Products, directly impacts the selling price for each Product, such that the Corporation charges a greater price to its Customers depending on the number, size and significance of the changes to each particular Product.

September 14, 2006

Gross Revenue Reporting Indicator #5: The Corporation has discretion in Supplier selection.

The Corporation’s contracts with the Suppliers provide the Corporation the discretion to select the particular Club and airport that is best suited for each Customer’s needs. For example, when the Corporation receives an order for a particular Product, it often employs its market expertise to advise the Customer regarding the best airport and Club to use to reach the targeted individuals and to achieve the Customer’s goals.

Gross Revenue Reporting Indicator #6: The Corporation is involved in the determination of Product or service.

The Corporation determines the nature, type, characteristics and specifications of the Products it provides to its Customers. For example, as discussed herein, the Corporation creates and selects the appropriate frame for each Product, advises the Customer regarding the best location for the Product and modifies and manages each Product according to the evolving needs of each Customer.

The Corporation will perform certain upfront activities upon the consummation of an agreement with a Customer, including:

•	traveling to each Club to determine the appropriate space for each Product in coordination with each Club manager;

•	producing floor plans, digital photographs and other materials to identify Products for Suppliers and Customers;

•	storing Product information in the Corporation’s database;

•	procuring the design and fabrication of the Product frames; and

•	installing the Products at each Club location.

The Corporation’s ongoing participation functions include:

•	developing and producing customized sales and marketing materials for each particular Customer;

•	the oversight of the Customer’s creative development appropriate for each Club environment;

•	coordinating the production and distribution of the particular Products appropriate for each Customer and each Club location;

•	counsel regarding the best-suited airport for each Customer;

•	maintaining Products at each location;

September 14, 2006

•	securing advertising commitments;

•	generating contracts, invoices and supporting revenue reports;

•	producing advertising proof-of-performance affidavits to invoice payment by the Customer; and

•	collecting outstanding accounts receivables from the Customer.

Gross Revenue Reporting Indicator #7: The Corporation has physical loss inventory risk (after customer order or during shipping).

Through the provision of its Products, the Corporation maintains general and physical inventory risk, because of the imposition of the fixed monthly payments. As previously discussed, the contracts between the Corporation and the Suppliers specifically provide that the Corporation is required to bear the costs of a monthly fixed payment for the right to the advertising space, irrespective of whether (i) the Corporation installs a Product; (ii) the Corporation successfully solicits a Customer to advertise in a Product; (iii) a Customer cancels a contract to advertise in a Product; or (iv) the Corporation solicits enough Customers to successfully sell its inventory of advertising space. This responsibility requires that the Corporation assume the financial obligations of the advertising space even before any Product is ordered by a Customer.

The contracts the Corporation executes with each Customer requires the Corporation to compensate individual service providers for work performed in connection with the advertising space and the Product regardless of whether the Customer accepts that work. For example, the Corporation must pay for all Installation Costs associated with the construction or removal of a Product, including costs incurred in the maintenance of the advertising space, all of which the Corporation will incur regardless of whether a Customer ultimately accepts a Product, or terminates its contract with the Corporation based on its subjective determinations.

Gross Revenue Reporting Indicator #8: The Corporation has credit risk.

The Corporation believes it incurs substantial credit risk because irrespective of whether it successfully collects the sales prices from its Customers, it is required to make its guaranteed minimum payments to its Suppliers. In addition, the Corporation incurs a potential risk of loss for collection because it is possible that a Customer could default on or terminate a contract with the Corporation after the Corporation incurs substantial installation, framing and market analysis costs (collectively, “Installation Costs”), but before the Corporation receives any revenue from the Customer. Under these circumstances, because the Customer would only be billed after the Installation Costs were incurred, the Corporation assumes the risk that it could expend its resources on a Product,

September 14, 2006

only to be left with un-recovered Installation Costs after the Customer defaults or terminates. In addition, because the Corporation, rather than the Suppliers, incurs the entire risk of loss with respect to the Product, gross revenue reporting is more appropriate for the revenue derived from the Products.

Although the Corporation does not technically take title to the advertising space, its contracts with the Suppliers grant the Corporation exclusive rights to the advertising space and the Products, clearly representing all the risks and rewards of a principal in each transaction. The Corporation assumes the exclusive right to sell the advertising space before the Product is ordered by a Customer, and each Product contract provides the Customers with the right to return the purchased advertising space by giving sixty days written notice of cancellation.

If you have any further questions, do not hesitate to contact me at (303) 830-1776 or Donald C. Taylor at (212) 230-1941.

Very truly yours,

PATTON BOGGS LLP

By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc: Branded Media Corporation

c/o Donald C. Taylor, President

Enclosures

September 14, 2006

Enclosures

We refer to the above process herein as the “Branded Media™ Strategy.” At present, we have agreements with three clients, and we have placed two of those clients into television programs. We co-produced a special which aired in December 2005. We have produced and delivered a pilot television program, and we have recently placed one of our clients on a network produced morning show.

Each step of the Branded Media™ Strategy is difficult to implement, and the process can be disrupted at any point because each step is dependent upon the successful completion of the prior step. Furthermore, the key element to the strategy is getting our clients on television. This is extremely difficult due to the large number of shows that are presented to networks each day. We believe that the experience and contacts of our management team within the television industry will enhance our ability to accomplish this.

In addition to focusing on television as a base platform, in October 2005 we acquired out-of-home media specialist, Executive Media Network, Inc., which we refer to herein as “EMN.” Founded in 1998, EMN utilizes poster-size advertisements in executive lounges at airports as its platform for exposing its clients’ products and brands to the public. EMN sells poster advertisements to its ~~clients~~advertising agency customers and splits the revenue with its airline partners.

EMN enables its airline ~~carriers~~partners to defray the costs of operating their airline club lounges by creating an incremental and ancillary revenue stream to the airlines. In most cases, EMN provides a turnkey revenue program whereby EMN absorbs all the costs of operating and managing the media display network and shares the revenue with its ~~airline~~airline partners.

EMN also provides advertisers with a level of accountability with documented passenger traffic from its airline partners.

In March 2006, we executed an agreement to purchase an 80% interest in Touch of Grace, Ltd., a recently formed limited liability company registered in the United Kingdom (“Touch of Grace”), which owns a thirty-year license to exclusively exploit throughout the world the name and likeness of Grace Leo-Andrieu as related to the “Touch of Grace” brand and the brand name and mark “A Touch of Grace.” In connection with this purchase agreement, Touch of Grace executed a Talent Services Agreement with Ms. Leo-Andrieu. Pursuant to the agreement, Touch of Grace intended to use Ms. Leo-Andrieu’s name and likeness to produce and develop television programming and a branded licensing program for the lines of products exploiting the Grace Leo-Andrieu name or likeness and/or the Touch of Grace brand. In consideration of her services, Touch of Grace was to pay Ms. Leo-Andrieu an annual fee, and she was to receive a certain percentage of the program production budget for hosting services for each program. The Talent Services Agreement was to expire in 2036. The agreement also provided that Ms. Leo-Andrieu or TOG Holding Limited, the partners of Touch of Grace (collectively, Ms. Leo-Andrieu and TOG Holding Limited, the “TOG Partners”) had the right to unwind the transaction contemplated by the agreement upon certain circumstances, including if Eve Krzyzanowski was no longer Chief Executive Officer of the Company or of a wholly owned subsidiary directly responsible for the Touch of Grace project. On August 10, 2006, Ms. Krzyzanowski resigned her positions with the Company, and on August 31, 2006, the TOG Partners elected to unwind the Touch of Grace project with the Company. See “Background” in this section below for additional information.

to build our clients’ brands and market our clients’ consumer products, under which we will share in several categories of revenue: television production and distribution, book publishing, and merchandising. We will continue to pursue other potential clients to whom we desire to provide our brand integration services. We have also identified an expert in the field of marketing nostalgia-based libraries, and in November 2005, we entered into an agreement with this individual to increase the licensing of our properties in the Library.

We do not intend to purchase any significant property or equipment during the next 12 months. Our wholly owned subsidiary, EMN, and we have a combined total of eight full-time employees. In addition to the full-time employees, we expect to continue to use consultants, attorneys and accountants as necessary and will likely engage additional full-time employees so long as it is seeking and evaluating business opportunities.

For the nine months ended June 30, 2006, EMN generated ~~$1.3 million in gross billings (before netting commissions and revenue sharing costs of $0.9 resulting in net revenues of $0.4,~~0.5 million in net revenue, as required under guidance ~~providing~~provided in Emerging Issues Task Force (EITF) No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”), and $0.7 million in operating loss. As of August 23, 2006, EMN did not have any substantial revenue contracts executed and is not expected to generate revenue similar to fiscal 2005. Fiscal 2005 produced ~~gross billings of $4.0 million (before netting $2.6 million in direct costs resulting in~~ $1.4 million in net revenues). EMN only carries normal trade liabilities in the ordinary course of business, and funds its business internally with cash provided by operations. EMN does not pay any dividends and is not required to maintain any significant investments in long-lived assets to operate its business. We anticipate hiring new sales representatives during the Fourth Quarter of 2006 to solicit and sell advertising on behalf of EMN.

Liquidity and Capital Resources

We have accumulated losses from operations totaling $44.8 million at June 30, 2006 and will require additional financing. We had a working capital deficiency at June 30, 2006 of $25.2 million. We will need to obtain additional capital through the sale of our common stock or other financial instruments. Ultimately, we need to generate revenues and positive cash flow, and attain profitable operations. Cash and cash equivalents plus cash provided from the issuance of debt and common and preferred stock were used to fund operating, investing and financing activities.

We expect current cash and cash equivalents in the bank of approximately $1,034, 000 at August 23, 2006 to satisfy cash requirements through December 1, 2006. Should this not satisfy the required cash requirements, the Company will need to obtain additional financing.

The following table identifies our outstanding promissory notes and debentures, when each note becomes due, and the outstanding principal and interest as of June 30, 2006. As of August 23, 2006, we do not have the cash on hand to meet the promissory notes and debentures upon demand.

Debt Type	Principal + Interest	Interest Rate	Maturity Date
Non convertible Promissory Notes	$564,888	0-21%	On demand
Convertible Debentures	$7,046,667	8%	December 1, 2006

BRANDED MEDIA CORPORATION

Balance Sheets

	June 30, 2006	September 30, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,565,075	$80,371
Accounts receivable	99,515	—
Deferred financing costs	288,196	125,010
Other current assets	39,205	77,742

Total current assets	1,991,991	283,123
Property and equipment, net	55,319	65,977
Intangible assets, net	1,246,600	35,000
~~Deferred contract costs~~	~~6,304,052~~	—
Goodwill	1,682,335	—
Deposit held in escrow	—	51,000
Security deposits	59,908	58,108

Total Assets	$ ~~11,340,205~~ 5,036,153	$493,208

Liabilities and Stockholders’ Deficit
Current liabilities:
Notes and loan payable (net of unamortized discount of $0 and $633,570 at June 30, 2006, and September 30, 2005)	$170,000	$786,430
Due to related parties	43,332	445,414
Debenture (net of unamoritized discount off $6,261,460)	738,540	—
Financial Instruments	23,874,322	—
~~Current portion of long-term contracts~~	~~456,551~~	—
Accounts payable	131,057	5,390
Accrued interest payable	398,223	246,624

Accrued expenses		~~1,423,007~~ 1,682,982	503,820
Accrued compensation		—	130,625
Total current liabilities		~~27,235,032~~ 27,038,456	2,118,303

Deferred Compensation		412,500	242,500
Deferred Rent		53,454	53,454
~~Long-term contract obligations~~		~~6,107,476~~	—
Commitments
Stockholders’ deficit:
Common stock, $.001 par value; authorized 500,000,000 shares; 29,380,082 and 29,220,499 shares issued and outstanding		29,386	29,220
Additional paid-in capital		22,329,679	28,731,093
Accumulated deficit		(44,827,322)	(30,681,362)

Total stockholders’ deficit		(22,468,257)	(1,921,049)

Total Liabilities and Stockholders’ Deficit	$	~~11,340,205~~ 5,036,153	$493,208

See the accompanying notes to financial statements.

BRANDED MEDIA CORPORATION

Statements of Operations

	Nine Months Ended June 30,		Years Ended September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)		Restated
Services Revenue	$586,769	$—	$—	$—

Costs and expenses:
~~Direct costs~~	~~259,975~~
Depreciation and amortization	197,058	210,183	14,211	6,165
General and administrative (including Share-based compensation of $502,964 and $20,041,099 for June 30, 2006 and 2005, and $20,777,578 and $15,000 in September 30, 2005 and 2004)	~~4,139,512~~ 4,399,487	21,714,573	23,446,569	569,569

	4,596,545	21,924,756	23,460,780	575,734
Operating loss	(4,009,776)	(21,924,756)	(23,460,780)	(575,734)

Other income (expense)
Loss on extinguishment of debt	—	(142,000)	(142,000)	—
Settlement gain from defined benefit pension plan	263,141	—	—	—
Gain on Financial Instruments	3,161,751
Interest expense, net	(13,561,076)	(185,962)	(479,308)	(68,560)

	(10,136,184)	(327,962)	(621,308)	(68,560)

Loss before income taxes	(14,145,960)	(22,252,718)	(24,082,088)	(644,294)
Income taxes	—	—	—	—

Net loss	$(14,145,960)	$(22,252,718)	$(24,082,088)	$(644,294)

Basic and diluted loss per common share	$(0.48)	$(0.88)	$(0.93)	$(0.09)

Weighted average common shares outstanding- basic and diluted	29,518,061	25,161,904	26,033,770	7,481,888

See the accompanying notes to financial statements.

BRANDED MEDIA CORPORATION

Statements of Cash Flows

	Nine Months Ended June 30,		Years Ended September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	Restated
Cash flows from operating activities
Net loss	$(14,145,960)	$(22,252,718)	$(24,082,088)	$(644,294)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	197,058	210,183	14,211	6,165
Non cash stock compensation	502,964	20,041,099	20,777,578	15,000
Interest expense for derivative instruments	12,017,265	—	—	—
Gain on Financial Instruments	(3,161,752)	—	—	—
Amortization of deferred financing costs	182,649	—	—	—
Amortization of beneficial conversion feature	652,489	142,218	335,562	—
Loss on extinguishment of debt	—	142,000	142,000	—
Loan forbearance fees for loans extended	376,666	—	—	1,700
~~Deferred contract costs~~	~~259,975~~	—	—	—
Deferred compensation, rent	170,000	157,500	264,454	—
Settlement gain from defined benefit plan	(263,141)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	123,399	—	—	—
Deferred financing costs	(342,919)	(62,609)	(202,752)	—
Other current assets	55,475	—	(37,900)	1,765
Accounts payable	65,351	(72,737)	(79,704)	—
Accrued interest payable	200,149	16,210	(49,699)	34,415
Accrued compensation	(140,375)	—	237,627	424,518
Accrued expenses	~~1,715,932~~ 975,907	126,714	508,129	35,645

Net cash used in operating activities	(1,534,775)	(1,552,140)	(2,172,582)	(125,086)

Cash flows from investing activities

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

Long-Term Contracts

The Company’s EMN subsidiary executed exclusive advertising agreements with a subsidiary of United Airlines (ULS) and Delta Airlines (DL) in April and May, 2006, respectively. EMN will be required to make fixed monthly payments equal to an agreed upon minimum amount during the term of each agreement. The payments are unconditional and are not dependent on the occurrence of a specified event or the fulfillment of a condition.

Under the terms of the agreements, EMN is obligated to remit minimum monthly payments and, if applicable, 50% of the difference between the adjusted gross revenues for the contract year and double the minimum annual payments for the same contract year. Any estimated losses on the total contract will be recognized immediately in the year it is discovered.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Loss Per Common Share

Basic loss per common share is computed by dividing net loss allocable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share reflects the dilution from the potential conversion or exercise into common stock of securities such as warrants. In all financial statements presented, diluted net loss per common share is the same as basic net loss per common share. For the periods ended June 30, 2006 and September 30, 2005 warrants to purchase 48,144,333 and 13,782,500 shares of common stock, respectively, were excluded from the calculation of fully diluted earnings per share since their inclusion would have been anti-dilutive. No additional shares of common stock for the potential dilution from the conversion or exercise of securities into common stock are included in the denominator, since the result would be anti-dilutive. There were no anti-dilutive instruments in the year ended September 2004.

Stock-Based Compensation

The FASB issued Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), in December 2004; it replaces SFAS 123, and supersedes APB 25. Under SFAS 123(R), companies would have been required to implement the standard as of the beginning of the first interim reporting period that begins after June 15, 2005. However, in April 2005, the SEC announced the adoption of an Amendment to Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS 123(R) that amends the compliance dates and allows companies to implement SFAS 123(R) beginning with the first annual reporting period beginning on or after June 15, 2005. The Company has adopted SFAS 123(R) for its fiscal year beginning October 1, 2005. The Company does not presently administer any stock option programs and does not expect adoption of 123R to have a material impact on its results of operations and statement of financial position. The adoption of the statement results in compensation expense being recorded for grants of stock or stock options on or after October 1, 2005.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

Concentration of Credit Risk

The Company believes it is not exposed to any significant credit risk with cash and cash equivalents. The Company maintains its cash with a high credit quality financial institution. Each account is secured by the Federal Deposit Insurance Corporation up to $100,000.

Segment Reporting

The Company has two reporting segments that provide different products or services which fall under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”. One segment relates to marketing services that has recently launched multi-media platforms to expose the Company’s clients’ brands or products. The categories of revenue include television production and distribution, book publishing and merchandising. The other segment enters into contracts with advertising agencies to rent client advertising space in “place-based media units” (displays) in airline clubs and lounges.

Revenue Recognition

The Company recorded no revenue for the years ended September 30, 2005 and 2004. For the nine months ended June 30, 2006, substantially all of the revenue recorded was generated by the Company’s EMN subsidiary.

EMN enters into contracts with advertising ~~agencies~~agency customers to rent their clients advertising space in “place-based media units” (displays) in airline clubs and lounges. Fees are invoiced to advertising ~~agencies~~agency customers for displays. Payments from the agencies for such displays are made net of a 15% amount in payment for their work in developing the advertisements and cost of the displays. The terms of the Company’s agreements with ~~its airline customers~~the airlines range from three to five years. The Company is responsible for all of the costs of operating and managing the displays and shares the revenue with ~~its airline partners~~the airlines. Generally, the Company remits one-half of the net monies received from ~~the~~its advertising ~~agencies~~agency customers to the respective ~~airline carrier~~airline in payment for the display space rental.

~~Revenue is presented on a net basis in the statement of operations.~~ In accordance with Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.,” ~~The~~the Company assessed whether the ~~supplier~~airlines, the advertising agency customers or EMN is the primary obligor. The Company evaluated the terms of ~~client~~the advertising agency agreements as part of this assessment and gave appropriate consideration to other key indicators such as latitude in establishing price, discretion in ~~supplier~~airline selection and credit risk to ~~the vendor~~EMN. A significant part of EMN’s ~~cost of sales~~costs are paid out to the airlines in the form of revenue sharing payments in connection with the activities similar to that of advertising agencies where industry practice is generally to record revenue on a net basis.

The Company has determined that it is appropriate to present its revenue from sales agreements with United Airlines and Delta Airlines on a gross revenue reporting basis. Revenues generated from other airlines are reported on a net basis. Branded Media will recognize revenue under the guidance provided by Statement of Position (SOP) No. 00-2, “Accounting by Distributors or Producers of Films”, and Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition”. The SOP requires, among other things, that an entity should recognize revenue from a sale or licensing arrangement of a film when all of the following conditions are met:

•	Persuasive evidence of a sale or licensing arrangement with a customer exists.

•	The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery.

•	The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.

•	The arrangement fee is fixed or determinable.

•	Collection of the arrangement fee is reasonably assured warrant to the executive to purchase 1,000,000 shares of common stock at $0.50 per share which may be exercised within ten years. The warrant was fair valued at $.50 per share or $500,000 using the Black Scholes model using a risk free rate interest rate of 4.39% and a volatility of 267.67% and was accounted for as an increase in the purchase price for EMN. There were no voting equity interests acquired.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

EMN utilizes poster-size advertisements in executive lounges at airports as its platform for exposing clients’ products and brands to the public. EMN sells poster advertisements to its ~~clients~~advertising agency customers and shares the revenue with its airline partners.

EMN enables its airline ~~carrier~~spartners to defray the costs of operating their club lounges by creating incremental and ancillary revenue streams. In most cases, EMN provides a turnkey revenue program whereby EMN absorbs all the costs of operating and managing the media display network and shares the revenue with its airline partners. EMN also provides ~~advertisers~~its advertising agency customers with a level of accountability with documented passenger traffic from its airline partners.

The acquisition was accounted for under the purchase method of accounting. The operating results of the acquired business have been included in the consolidated statements of operations, financial condition and cash flows from October 1, 2005 (the assumed acquisition date) through June 30, 2006.

A summary of the allocation of the purchase price is as follows:

Purchase price:
Cash paid for acquisition,	$2,200,000
Note payable to seller	350,000
A warrant to purchase 500,000 shares of common stock	500,000

$3,050,000

Purchase price allocation:
Cash	$90,831
Current assets	266,652
Marketing contract agreements	1,398,000
Goodwill	1,682,335

Total assets	3,437,818
Current liabilities	(387,818)

Fair value of net assets	$3,050,000

EXECUTIVE MEDIA NETWORK, INC.

Notes to Financial Statements

1.	Organization and Business

Executive Media Network (“EMN”, the “Company,” “we,” “us,” “our”) is a place based media company, which offers advertising media displays worldwide in airline clubs and first class lounges of many major United States and foreign flag airline carriers.

2.	Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates all of its estimates on an on-going basis and may consult outside experts to assist in the Company’s evaluations. Actual results could differ from those estimates.

Revenue Recognition

EMN enters into contracts with advertising ~~agencies~~agency customers to rent their clients advertising space in “place-based media units” (displays) in airline clubs and lounges. Fees are invoiced to advertising ~~agencies~~agency customers for displays. Payments from the agencies for such displays are made net of a 15% amount in payment for their work in developing the advertisements and cost of the displays. The terms of the Company’s agreements with ~~its airline customers~~the airlines range from three to five years. The Company is responsible for all of the costs of operating and managing the displays and shares the revenue with ~~its airline partners~~the airlines. Generally, the Company remits one-half of the net monies received from ~~the~~its advertising ~~agencies~~agency customers to the respective ~~airline carrier~~airline in payment for the display space rental.

The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. The SAB requires, among other things, that an entity should recognize revenue when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable,

•	Collectibility is reasonably assured.

If any one of the preceding conditions is not met, the Company will defer recognizing revenue until all of the conditions are met.

Revenue is accounted for in accordance with Emerging Issue Task Force (EITF) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”. Revenue is recognized on a net basis. A significant part of